06005949

AB 3/23/06

19
3/24

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 34031

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cambridge Way, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5214 Maryland Way, Suite 309
(No. and Street)

Brentwood (City) TN (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Maggie Nuzum (615) 371-9002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Maggart & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

150 Fourth Avenue, North
Suite 2150 (Address) Nashville (City) TN (State) 37219 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2006
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 28 2006
WASH. D.C.
203

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Maggie Nuzum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cambridge Way, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Maggie Nuzum
Signature

Senior Vice President
Title

Karen H. Vaughan
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. **Statement of Cash Flows.**
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. **Not Required.**
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAMBRIDGE WAY, INC.

Table of Contents

MAGGART & ASSOCIATES, P.C.
Certified Public Accountants
150 FOURTH AVENUE, NORTH
SUITE 2150
NASHVILLE, TENNESSEE 37219-2417
Telephone (615) 252-6100
Facsimile (615) 252-6105

INDEPENDENT AUDITOR'S REPORT

To The Board of Directors
Cambridge Way, Inc.
Brentwood, Tennessee

We have audited the accompanying statement of financial condition of Cambridge Way, Inc. as of December 31, 2005, and the related statements of income, changes in stockholder's equity, changes in subordinated liabilities and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cambridge Way, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental Schedules 1 through 6 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Maggart & Associates, P.C.

Nashville, Tennessee
January 20, 2006

CAMBRIDGE WAY, INC.

Statement of Financial Condition

December 31, 2005

Assets

Current assets:	
Cash	$ 69,735
Deposit with clearing organization	50,000
Commissions receivable	37,335
Due from affiliate	28,120
Total current assets	185,190
Property and equipment, net:	
Office equipment	37,083
Furniture and fixtures	37,312
	74,395
Less accumulated depreciation	(72,649)
Property and equipment, net	1,746
Deposits	4,705
Total assets	$ 191,641

Liabilities and Stockholder's Equity

Current liabilities:	
Commissions payable	$ 40,170
Accrued expenses	230
Total current liabilities	40,400
Stockholder's equity:	
Common stock (no par value), 1,000 shares, authorized, issued and outstanding	1,000
Additional paid-in capital	32,616
Treasury stock (300 shares at cost)	(6,595)
Retained earnings	124,220
Total stockholder's equity	151,241
Total liabilities and stockholder's equity	$ 191,641

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Income

For the Year Ended December 31, 2005

Revenues:	
Commissions	$ 659,443
Interest and dividends	2,509
Investment advisory fees	243,687
Other income	44,715
Total revenues	950,354
Operating expenses:	
Commission expense	680,442
Insurance	22,641
Professional fees	18,223
Telephone	3,666
Other taxes	3,207
Office supplies and expense	11,177
Automobile and travel	1,394
Depreciation	1,053
Dues and subscriptions	2,911
Licenses, bonds, and fees	30,983
Management fee	129,653
Advertising	518
Miscellaneous	2,073
Rent	11,300
Clearance fees	18,383
Total operating expenses	937,624
Income before income taxes	12,730
Provision for income taxes	-
Net income	$ 12,730

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock	Additional Paid-in Capital	Treasury Stock	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2004	$ 1,000	32,616	(6,595)	111,490	138,511
Net income	-	-	-	12,730	12,730
Balance at December 31, 2005	$ 1,000	32,616	(6,595)	124,220	151,241

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Changes in Subordinated Liabilities

For the Year Ended December 31, 2005

Subordinated liabilities at beginning and end of year	$ -

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE WAY, INC.

Statement of Cash Flows

For the Year Ended December 31, 2005

Increase (Decrease) in Cash and Cash Equivalents

Cash flows from operating activities:		
Net income		$ 12,730
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 1,053	
Changes in operating assets and liabilities:		
Increase in commissions receivable	(19,995)	
Decrease in other current assets	10,287	
Increase in commissions payable	11,524	
Decrease in accrued expenses	(158)	
Total adjustments		2,711
Net cash provided by operating activities		15,441
Cash flows from investing activities:		
Decrease in due from affiliate	1,318	
Purchase of property and equipment	(743)	
Net cash provided by investing activities		575
Net increase in cash and cash equivalents		16,016
Cash and cash equivalents at beginning of year		53,719
Cash and cash equivalents at end of year		$ 69,735

The accompanying notes are an integral part of these financial statements.

(1) Organization

Cambridge Way, Inc. is engaged in the securities business. The Company is a broker-dealer which sells general securities on a fully disclosed basis through a clearing broker, direct participation programs and variable contracts on a "best efforts" and subscription basis, and mutual funds with all orders cleared through the sponsoring institution.

(2) Summary of Significant Accounting Policies

(a) Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all cash, money market funds and highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank accounts which, at times, may exceed federally insured limits. The Company places its cash and cash equivalents with financial institutions management considers to be of a high quality.

(b) Property and Equipment

Property and equipment is stated at cost. Depreciation is provided over the assets' estimated useful lives using accelerated methods. Furniture and fixtures are generally depreciated over seven years while office equipment is depreciated over five years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures for renewals or betterments are capitalized. When property is retired or sold, the cost and the related accumulated depreciations are removed from the accounts, and the resulting gain or loss is included in operations.

(c) Revenue Recognition

The financial statements are prepared on the accrual basis. The Company recognizes commission income on a trade date basis.

(d) Income Taxes

The Company has elected to be taxed as a Subchapter "S" corporation for federal income tax purposes. As such, all federal taxable income and losses pass through to the individual stockholder for inclusion in the personal income tax return and the Company recognizes only state income taxes in the financial statements.

The amount provided for state income taxes is based upon the amounts of current and deferred taxes payable or refundable at the date of the financial statements as a result of all events recognized in the financial statements as measured by the provisions of enacted tax laws.

(2) *Summary of Significant Accounting Policies, Continued*

(e) *Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(f) *Advertising Costs*

Advertising costs are expensed as incurred.

(3) *Net Capital Requirements and Other Restrictions*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum capital equal to $50,000. At December 31, 2005, the Company had net capital as defined of $116,228.

The Company maintains an agreement for clearing services with a broker-dealer registered with the Securities and Exchange Commission. In accordance with the agreement between these parties, a $50,000 cash balance is maintained with the clearing broker and is reflected as deposit with clearing organization in the statement of financial condition.

(4) *Due from Affiliate*

The advances of $28,120 at December 31, 2005 represent unsecured non-interest bearing advances made to an affiliated company that is solely-owned by the Company's 100% shareholder. The account is used for clearing of expense allocation between the Company and its affiliate.

(5) *Related Party Transactions*

Substantially all expenses of the Company, except commission expense and other directly related expenses, represent allocations of such expenses from its affiliate. Both companies share office facilities and incur other common overhead expenses. The Company was allocated 25% of those common expenses for 2005. The affiliate also pays the stockholder's and all other compensation. In addition to the allocated expenses, the Company paid the affiliate $129,653 for management services for the year ended December 31, 2005.

(5) ***Related Party Transactions, Continued***

Under a rental arrangement, the affiliated company has noncancelable lease obligations associated with the office facilities through August 11, 2009. The affiliated company's remaining required lease obligation as of December 31, 2005 is $336,072 and is payable as follows:

Year Ended December 31	Amount
2006	$ 91,656
2007	91,656
2008	91,656
2009	61,104
	$ 336,072

The Company shares in this rental obligation through the affiliated company's allocation of common overhead expenses.

(6) ***Income Taxes***

As previously mentioned, the Company is taxed as a Subchapter "S" corporation for federal income tax purposes with all federal taxable income and losses passing through to the individual stockholder. The provision for state income tax is as follows:

State income tax on current year income	$ 827
Benefit of state net operating loss carryforward	(827)
Provision for income tax	$ -

No benefit from the remaining state net operating loss carryforward of $37,000 has been recognized. This state net operating loss carryforward is available for state income tax purposes through 2019.

(7) ***Receivable from Clearing Organizations and Payable to Brokers***

Amounts receivable from clearing organizations and payable to brokers at December 31, 2005, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ 37,335	40,170

(8) Commission Concentrations

During 2005, two of the registered representatives utilized by the Company through an independent contractor arrangement, were paid approximately $650,000 in commissions. This amount represents approximately 95% of the total commission expense for 2005. These two individuals were responsible for generating the vast majority of the Company's commission revenue for the current year.

CAMBRIDGE WAY, INC.

Computation of Net Capital

December 31, 2005

Total stockholder's equity	$ 151,241
Less nonallowable assets and haircuts:	
Property and equipment, net	1,746
Deposits	4,705
Due from affiliate	28,120
Haircuts	442
Total nonallowable assets and haircuts	35,013
Net capital	116,228
Net capital required	50,000
Excess net capital	$ 66,228

CAMBRIDGE WAY, INC.

Computation for Determination of
Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2005

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3

December 31, 2005

A reconciliation of the net capital computed with the computation of net capital on the December 31, 2005 FOCUS Report - Part IIA is shown below:

Net capital computed on Schedule 1 and as computed on the Company's FOCUS Report - Part IIA (unaudited) at December 31, 2005	$ 116,228

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2) (ii) of the Rule.

CAMBRIDGE WAY, INC.

Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation

December 31, 2005

Not Applicable

CAMBRIDGE WAY, INC.

Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit

December 31, 2005

None